Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Robin Energy Ltd. (“Robin”) for the six month periods ended June 30, 2024, and June 30, 2025. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Robin and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2025. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2024 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report.

Business Overview and Fleet Information

We are an international ship-owning company providing energy transportation services globally that was incorporated under the laws of the Republic of the Marshall Islands in September 2024 by Toro Corp. (“Toro”) to serve as the holding company of Toro’s former tanker owning subsidiary, Vision Shipping Co. and Xavier Shipping Co. (formerly owning the M/T Wonder Formosa) in connection with the spin-off of Toro’s tanker business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on April 14, 2025, on which date we began to trade as an independent publicly listed company. For further information regarding the Spin-Off, refer to the 2024 Annual Report.

We currently acquire, own, charter and operate an oceangoing tanker and two LPG carrier vessels and provide worldwide seaborne transportation services for refined petroleum products and liquefied petroleum gas (“LPG”).

As of October 1, 2025, we operated one tanker vessel, which engages in the worldwide transportation of refined petroleum products, and two 5,000 cbm LPG carriers, which transport liquified petroleum gas, with an aggregate cargo carrying capacity of 0.5 million dwt and an average age of 11.7 years (together, our “Fleet”). As a result of the different characteristics of the transport of oil products (carried by a tanker vessel), to the transport of LPG (carried by a LPG carrier) as well as the differences in the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas compared to crude oil and other oil products, we have determined that, effective the third quarter of 2025, we currently operate in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

Our Fleet is currently contracted to operate in a mix of pool and time charter employment. Our commercial strategy primarily focuses on deploying our fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

With effect from July 1, 2022, Castor Ships S.A. (“Castor Ships”), a related party, provides ship management and chartering services to the vessels through subcontracting agreements with unrelated third-party managers. Castor Ships provided most of the ship management services from June 7, 2023 and September 3, 2025 for M/T Wonder Mimosa and LPG Dream Syrax, respectively, and a third-party manager provided certain ship management services through subcontracting agreements to the vessels.

The following table summarizes key information about our Fleet as of October 1, 2025:

Fleet vessels:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Tanker Segment
M/T Wonder Mimosa	36,718	2006	S. Korea	Tanker Pool(1)	N/A	N/A	N/A

LPG Carrier Segment
LPG Dream Syrax	5,158	2015	Japan	Period Time Charter(2)	$337,000 per month	December 2025	January 2027
LPG Dream Terrax(4)	4,743	2020	Japan	Period Time Charter(3)	$345,000 per month	February 2026	March 2026

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)
The vessel was delivered to us on September 3, 2025. The vessel was fixed by the previous owner under a time charter period contract, which continues under our ownership, of twelve months starting from May 18, 2025 until January 1, 2026 (plus or minus seven days in charterer’s option), at $337,000 per month, plus twelve months at the charterer’s option (plus or minus seven days in charterer’s option). The rate for the optional period will be increased at a rate between 2% and 6% to be mutually agreed between us and the charterer.

(3)	The vessel has been fixed by the previous owner under a time charter period contract of seven months starting from August 2025, at $345,000 per month plus or minus seven days in charterer’s option.
(4)
On September 16, 2025, we entered into an agreement, through a wholly owned subsidiary, to acquire a 5,000 cbm LPG carrier vessel, the Dream Terrax. The vessel was delivered to us on September 25, 2025.

Recent Developments

Please refer to Note 14 to our unaudited interim condensed consolidated financial statements for developments that took place after June 30, 2025.

Operating Results

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the product tanker and LPG carrier shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of a growth business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy and the size and composition of our fleet resulting from our vessel acquisitions and disposals;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker/LPG shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, tariffs imposed or threatened by the United States, China and other countries, and acts of piracy or maritime aggression;

•	The employment and operation of our fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our manager and its sub-managers, and their suppliers;

•	The number of charterers and pool operators who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•
The ability to maintain solid working relationships with our existing charterer and pool operator and our ability to increase the number of our charterers through the development of new working relationships;

•	The vetting approvals by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to any outstanding debt we may incur as well as our compliance with covenants in any financing arrangement we enter into;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto; and

•	The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in our 2024 Annual Report.

Employment and operation of our fleet

A significant factor that impacts our profitability, in addition to the size and composition of our fleet, is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the  shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-managers’ ability to leverage our relationships with existing or potential customers. As a new entrant to the tankers and LPG carriers’ business, our customer base is currently concentrated to a charterer and one pool manager. In the six months ended June 30, 2025, 100% of our revenues were earned on the pool arrangement entered into with a pool manager relating to our tanker vessel. The breadth of our customer base has and will continue to impact the profitability of our business. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from pool arrangements and may be employed under voyage charters and time charters in the future. Total vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spends in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses, costs of European Union Allowances (“EUAs”),  and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days for the relevant period.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our vessels pursuant to the ship management agreement with Castor Ships.

Off-hire. Off-hire is the period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Daily Time Charter Equivalent (“TCE”) Rate. See Appendix A for a description of the Daily TCE Rate.

Results of Operations

Consolidated Results of Operations

Six months ended June 30, 2025, as compared to the six months ended June 30, 2024

	Six months ended June 30, 2024	Six months ended June 30, 2025	Change - Amount
Total vessel revenues	$4,019,697	$3,598,828	$(420,869)
Expenses:
Voyage expenses (including commissions to related party)	(156,626)	(410,169)	(253,543)
Vessel operating expenses	(1,135,874)	(1,238,068)	(102,194)
Management fees to related parties	(189,098)	(193,851)	(4,753)
Depreciation and amortization	(463,714)	(729,585)	(265,871)
General and administrative expenses (including costs from related parties)	(681,605)	(756,423)	(74,818)
Operating income	1,392,780	270,732	(1,122,048)
Interest and finance costs, net(1)	(8,132)	163,873	172,005
Foreign exchange gains/(losses)	89	(822)	(911)
Income taxes	(22,497)	—	22,497
Net income and comprehensive income	1,362,240	433,783	(928,457)

(1)	Includes interest and finance costs, net of interest income, if any.

Total vessel revenues

Total vessel revenues, net of charterers’ commissions for our tanker vessel decreased to $3.6 million in the six months ended June 30, 2025, from $4.0 million in the same period in 2024. This decrease of $0.4 million was mainly associated with the lower hire rates of our vessel in the six months ended June 30, 2025 compared to the same period in 2024. During the six months ended June 30, 2025, our vessel earned on average a Daily TCE Rate of $17,617, compared to an average Daily TCE Rate of $24,763 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage Expenses increased to $0.4 million for our vessel in the six months ended June 30, 2025, from $0.2 million compared to the same period in 2024, as a result of the increase by $0.2 million in port and other expenses.

Vessel Operating Expenses

The increase in operating expenses for our tanker vessel by $0.1 million to $1.2 million in the six months ended June 30, 2025, from $1.1 million in the corresponding period of 2024, mainly reflects the increase in classification expenses in the six months ended June 30, 2025, as compared in the same period in 2024, due to the change of vessel’s class.

Management Fees

Management fees for our vessel amounted to $0.19 million in the six months ended June 30, 2025, and in the same period in 2024.

Depreciation and Amortization

Depreciation expenses for our tanker vessel amounted to $0.3 million in the six months ended June 30, 2025, and in the same period in 2024. Dry-dock amortization charges in the six months ended June 30, 2025, amounted to $0.4 million, compared to a charge of $0.2 million in the six months ended June 30, 2024. This increase is related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively.

General and Administrative Expenses

General and administrative expenses in the six months ended June 30, 2025, amounted to $0.8 million, whereas, in the six months ended June 30, 2024, general and administrative expenses totaled $0.7 million. This increase is mainly associated with incurred legal and other corporate fees primarily related to becoming a public company on April 14, 2025. For the six months ended June 30, 2024, and for the period from January 1 through April 14, 2025 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Toro. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock-based compensation cost. For further details of the allocation, please refer to the combined carve-out financial statements and related notes included elsewhere in the 2024 Annual Report.

Six months ended June 30, 2025, as compared to the six months ended June 30, 2024—Tanker Segment

	Six months ended June 30, 2024	Six months ended June 30, 2025	Change - Amount
Total vessel revenues	$$4,019,697	$3,598,828	$(420,869)
Expenses:
Voyage expenses (including commissions to related party)	(156,626)	(410,169)	(253,543)
Vessel operating expenses	(1,135,874)	(1,238,068)	(102,194)
Management fees to related parties	(189,098)	(193,851)	(4,753)
Depreciation and amortization	(463,714)	(729,585)	(265,871)
Segment Operating income	2,074,385	1,027,155	(1,047,230)

Total vessel revenues – Refer to discussion under ‘Consolidated Results of Operations- Total vessel revenues’.

Voyage expenses– Refer to discussion under ‘Consolidated Results of Operations- Voyage expenses’.

Vessel Operating Expenses– Refer to discussion under ‘Consolidated Results of Operations- Vessel Operating Expenses’.

Management Fees– Refer to discussion under ‘Consolidated Results of Operations- Management Fees’.

Depreciation and Amortization– Refer to discussion under ‘Consolidated Results of Operations- Depreciation and Amortization’.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings, and borrowings from debt transactions. Our current liquidity requirements relate to funding capital expenditures, including the two LPG carriers we contracted to acquire in the third quarter of 2025 for $18.0 million and $20.0 million, respectively, and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2025, our principal sources of funds were cash from operations, the contribution by Toro, as part of the Spin Off, to us of $10.4 million of cash for additional working capital and the gross proceeds from the registered direct equity offerings of $17.2 million.

As of June 30, 2025, and December 31, 2024, we had cash and cash equivalents of $39.4 million and $369, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

On September  9, 2025, we completed allocations in the aggregate amount of $5 million to Bitcoin, as a primary treasury reserve asset, to be executed through a measured, institutional-grade implementation approach. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025, targeting up to 50% of its long-term cash reserves, with any potential purchases beyond the initial allocation to be deployed to Bitcoin through disciplined dollar-cost averaging.

Working capital is equal to current assets minus current liabilities. As of June 30, 2025 and December 31, 2024 we had a working capital surplus of $38.4 million and $12.4 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from June 30, 2025, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and the expenditures for the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new equity or debt financing, if required.

As noted above, we expect future equity offerings, and possibly other issuances of our common shares, preferred shares or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the six months ended June 30, 2025 and the six months ended June 30, 2024:

	For the six months ended	For the six months ended
	June 30, 2024	June 30, 2025
Net cash provided by operating activities	$7,700,485	$13,066,520
Net cash used in investing activities	(37,072)	—
Net cash (used in)/provided by financing activities	(7,663,396)	26,340,497

Operating Activities: Net cash provided by operating activities amounted to $13.1 million for the six months ended June 30, 2025, consisting of net income of $0.4 million, non-cash adjustments related to depreciation and amortization of $0.8 million and a net decrease of $11.9 million in working capital which mainly derived from a decrease in ‘Due from related parties’ by $12.2 million mainly due to the return of $12.1 million from Toro’s treasury manager to Company’s subsidiaries which was receivable by the Company on demand from the Toro’s cashflow. Net cash provided by operating activities amounted to $7.7 million for the six-months ended June 30, 2024, consisting of net income of $1.4 million, non-cash adjustments related to depreciation and amortization of $0.5 million, a payment of dry-dock costs of $0.2 million and a net decrease of $6.0 million in working capital, which mainly derived from a decrease in ‘Due from related parties’ by $5.8 million and a decrease in accounts receivable trade, net by $0.3 million. The $6.0 million increase in net cash from operating activities in the six months ended June 30, 2025, as compared with the six months ended June 30, 2024 mainly reflects the decrease in ‘Due from related parties’ due to the return of $12.1 million from Toro’s treasury manager to the  Company’s subsidiaries in the six months ended June 30, 2025 offset by the increased amounts transferred to Toro’s treasury manager in the six months ended June 30, 2024, as compared with the same period in 2025.

Investing Activities: There was no net cash provided by/(used in) investing activities in the six months ended June 30, 2025. Net cash used in investing activities in the six months ended June 30, 2024 amounting to $0.04 million, relates to payments of BWTS installation expenses.

Financing Activities: Net cash provided by financing activities during the six months ended June 30, 2025 amounting to $26.3 million, mainly relates to (i) the contribution by Toro to Robin in the amount of $10.4 million in cash for additional working capital in connection with the  Spin Off and (ii) the aggregate gross proceeds less paid issuance expenses from registered direct equity offerings amounting to $15.7 million. Net cash used in financing activities during the six months ended June 30, 2024 amounting to $7.7 million, relates to a net decrease in net parent investment mainly due to dividends to former parent company, Toro, amounting to $8.3 million as result of the sale of M/T Wonder Formosa.

Net cash contributions from Toro to Robin are accounted for through the ‘Net parent investment account’. Amounts due from Toro mainly relates to funds transferred to the Treasury manager of Toro in order to facilitate the management of Company’s subsidiaries’ cash surpluses and organize more efficiently its expenditure payments. The abovementioned amounts are receivable by the Company on demand from the Toro’s cashflow, which we demanded and received on April 14, 2025.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2024 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, “Item 18. Financial Statements” in our 2024 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our combined carve-out financial statements included in our 2024 Annual Report.

Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 15, 2025.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.
Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin.
The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, the U.S. executive branch and SEC, among others in the United States and abroad, have been active in recent years, and laws including the European Union’s Markets in Crypto Assets Regulation and the U.K.’s Financial Services and Markets Act 2023 became law. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased or different regulation of digital assets and digital asset activities could adversely affect the market price of bitcoin and in turn adversely affect the market price of our common stock.
Moreover, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.
The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.
Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Similarly, the open-source nature of the bitcoin blockchain means the contributors and developers of the bitcoin blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the bitcoin blockchain could adversely affect the bitcoin blockchain and negatively affect the price of bitcoin.
Recent actions by U.S. banking regulators have reduced the ability of bitcoin-related services providers to gain access to banking services and liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.
In addition, while the current administration has expressed support regarding the development and use of digital assets as the industry has anticipated, the specific regulatory frameworks are still to be developed. Expectations around U.S. digital asset policy, including potential sentiments that the U.S. government is not moving quickly enough or not meeting policy expectations, may adversely affect the price of bitcoin.

Changes in U.S. tax law may adversely impact certain investors of our securities and our business
Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect our business or holders of our securities. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are may continue to occur in the future.
On July 4, 2025, the President of the United States signed into law a new tax bill commonly referred to as the “One Big Beautiful Bill Act”, which may affect the U.S. federal income tax considerations applicable to certain investors of our securities. The likelihood of other tax legislation being enacted is uncertain. Investors should consult their own tax advisors regarding such enacted legislation as well as the potential impact of such legislation on them in light of their own personal circumstances.
The tanker industry is historically cyclical and seasonal, leading to volatility in charter rates, revenue, and earnings which may adversely affect our business, financial condition and operating results.
The tanker industry is historically cyclical, leading to volatility in charter rates, revenues, and earnings. This cycle may be influenced by seasonality, geopolitical disruptions, longer voyage distances, and fluctuations in fleet size due to new deliveries, vessel demolitions, and conversions as evidenced by the clean products segment, which recorded a notable year-over-year earnings decline in the first half of 2025. Demand for tankers is closely tied to the crude oil and petroleum products markets, which are themselves cyclical and volatile. Tanker employment also depends on oil supply and demand dynamics and the balance between modern and older tonnage.
The limited activity in the Handysize tanker newbuilding market during 2024 has continued during 2025, and, as result, the new contracting to active fleet ratio continues to remain at relatively low levels. The worldwide Handysize tanker fleet grew by 1.7% during 2024 and growth until August, 2025, was 2.0%. The total orderbook of Handysize tanker vessels as of the same date stood at 5% of the current fleet, with deliveries expected mainly during the next two years.
Charter rates for LPG carriers are volatile and cyclical in nature. A decrease in LPG carrier charter rates may adversely affect our business, financial condition and operating results.
The LPG carrier industry is both cyclical and volatile in terms of charter rates, profitability and vessel values. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the products transported by LPG carriers. The degree of charter rate volatility among different types of LPG carriers has also varied widely. Further, because many factors (including the supply and demand for the products transported by LPG carriers) influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the LPG carrier market are also unpredictable.
The global economy and the LPG carrier industry have experienced significant disruptions as a result of Russia’s invasion of Ukraine and sanctions imposed in relation to such conflict. LPG carrier rates have been impacted by changing energy prices as a result of disruptions to energy production, trade patterns and trade routes, including shipping in the Black Sea and elsewhere. The continuation or further extension of economic sanctions, boycotts or otherwise may eventually result in a reduction in the supply of LPG available for transportation and could negatively impact charter rates over the longer term.
Any deterioration of charter rates resulting from various factors relating to the cyclicality and volatility of our business, including those above, may adversely affect our ability to profitably charter or re-charter our LPG carriers or to sell our LPG carrier vessels on a profitable basis. In particular, a significant decrease in charter rates would cause asset values to decline. Any of the foregoing factors could negatively impact our operating results, liquidity and/or financial condition.

Future growth in the demand for our services will depend among others on changes in supply and demand, economic growth in the world economy and demand for LPG and LPG transportation relative to changes in worldwide fleet capacity.
The capacity of the world LPG carrier fleet appears likely to increase in the near term. The active fleet on the small LPG carrier vessels, which have similar characteristics to the ones we own, has remained largely stable with a slight 1% decrease between 2023 and 2024 (from 589 to 584 vessels, respectively) while the active fleet has remained stable between 2024 and August of 2025. Moreover, the orderbook of small LPG carrier vessels has remained at low levels and has not changed significantly in the first eight months of 2025 with 8 vessels currently on order.

However, future growth in the demand for LPG carriers, as well as the charter rates for such LPG carriers, depends on a variety of factors that may impact the supply of and demand for the products we transport. Factors that influence demand for LPG carrier capacity include, but are not limited to:

•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors;

•	the available supply of LPG products;

•	changes in the supply of vessel capacity for the seaborne transportation of LPG products, which is influenced by the following factors;

•	the availability of financing for new and secondhand LPG carriers and shipping activity;

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels and secondhand LPG carrier values in relation to scrap prices;

•	the number of vessels that are out of service, as a result of vessel casualties, repairs and dry-dockings;

•	the number of conversions LPG carriers to other uses or conversions of other vessels to LPG carriers, as applicable;

•	port and canal congestion;

•	the speed of LPG carriers being operated;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	changes in LPG carrier prices;

•	any factors that affect the foregoing;

•	changes in the level of demand for seaborne transportation of LPG products, which is influenced by the following factors:

•	the level of production of LPG products in net export regions;

•	the level of demand for LPG products globally, and in particular, in net import regions such as Asia, Europe, Latin America and India;

•	regional availability of refining, liquefaction and deliquefaction capacity and inventories compared to geographies of oil and natural gas production and liquefaction and deliquefaction regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•
global and regional economic and political conditions and developments, including economic growth in global and local economies and the timeframe over which such growth occurs, demand for LPG carrier transport that exceeds capacity for such fleets worldwide, armed conflicts (such as Russia’s invasion of Ukraine or the armed conflict(s) in the Middle East, including maritime incidents in and around the Red Sea, and the spread or worsening of any such conflicts) and terrorist activities, international trade sanctions, embargoes and strikes, particularly those that impact the regions or trade routes traveled by our vessels, the regions where the cargoes we carry are produced or consumed, or any similar events which would interrupt the production or consumption of liquefied gases and associated products;

•
developments in international trade, including national policies regarding strategic oil inventories (including the reduction or replenishment of strategic reserves and if strategic reserves are set at a lower level in the future as oil decreases in the energy mix), actions taken by OPEC and major oil and gas producers and refiners, as well a major LPG companies, and fluctuations in the profit margins of crude oil, refined petroleum products and/or LPG;

•	the distances between exporting and importing regions over which LPG products are to be transported by sea;

•	infrastructure to support seaborne LPG products trade, including pipelines, railways and terminals;

•
changes in seaborne and other transportation and distribution patterns, typically influenced by the relative advantage of the various sources of production, locations of consumption, opportunities for arbitrage, pricing differentials and seasonality;

•	changes to the arbitrage of certain LPG products in different countries, regions or continents;

•	currency exchange and interest rates;

•	changes in environmental and other regulations that may limit the production or consumption of LPG products;

•
competition from alternative sources of energy alternative sources of energy, such as natural gas, coal, hydroelectric or nuclear power and other alternative sources of energy, and consumer demand for “green” or sustainable products;

•	inclement weather and/or natural catastrophes; and

•	epidemics and pandemics.

These factors are outside of our control and are unpredictable, and accordingly we may not be able to correctly assess the nature, timing and degree of changes or their precise impact on our business. Any of these factors could have a material adverse effect on our business, financial condition and operating results.

A decline in the market value of our LPG carriers could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our future credit facilities and/or result in impairment charges or losses on sale.
The fair market values of LPG carriers have generally experienced high volatility based on a variety of factors. Factors which may affect the fair market values of our LPG carrier include, without limitation:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry

•	the types, sizes and ages of the LPG carriers, including as compared to other LPG carriers in the market and as relates to environmental and energy efficiency

•	supply of and demand for LPG carriers, including as a result of the competitive environment we operate in

•	the availability and cost of other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;

•	cost of new buildings;

•
speculative LPG carrier orders from peers during periods of low LPG carrier prices, thereby increasing the supply of LPG carrier capacity, satisfying demand sooner and potentially suppressing charter rates;

•	shipyard capacity;

•	governmental or other regulations, including those that may limit the useful life of LPG carriers;

•	the need to upgrade LPG carriers as a result of environmental, safety, regulatory or charterer requirements, technological advances in LPG carrier design or equipment or otherwise; and

•	the size of the LPG carrier market is small and illiquid resulting to only a limited number of vessel sales taking place on an annual basis.
In addition, when vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the supply of vessel capacity, satisfying demand sooner and potentially suppressing charter rates. To the extent we enter into any future facilities that require the maintenance of a certain percentage of the fair market values of the LPG carrier(s) securing any future facility to the principal outstanding amount of the respective facility, a decline in the fair value of our LPG carriers could cause us not to be in compliance with such covenants.
Further, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, cash flows, financial condition and operating results. We may also incur losses and be unable to recoup part of our investment in our LPG carriers if we sell our LPG carriers at less than its book value due to unfavorable market or operating conditions.
The operation of LPG carriers has unique operational risks associated with the transportation of liquefied petroleum gases.
The operation of LPG carriers is inherently risky and presents unique operational risks. For example, an LPG release may cause significant environmental damage. Additionally, compared to other types of vessels, LPG carriers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of LPG. Our crews could also be inadvertently exposed to escaped gases, which may pose a risk to their health and safety. As a result, the unique operational risks associated with the transportation of LPG could result in significantly more expensive insurance coverage and the associated costs of an LPG release or other health and safety incidents could exceed the insurance coverage available to us. Any of the foregoing factors may adversely affect our LPG carriers, our cash flows and segment and overall operating results.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total vessel revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessel irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessel is employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessel and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. See below for a reconciliation of Daily TCE rate to Vessel revenue, net, the most directly comparable U.S. GAAP measure.

The following table reconciles the calculation of the Daily TCE Rate for our vessel to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues— Consolidated/ Tanker segment

	Six months ended June 30,	Six months ended June 30,
	2024	2025
Total vessel revenues	$4,019,697	$3,598,828
Voyage expenses - including commissions from related party	(156,626)	(410,169)
TCE revenues	$3,863,071	$3,188,659
Available Days	156	181
Daily TCE Rate	$24,763	$17,617